EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5(d)(1)(i)(B)(2)

I hereby state to the best of my knowledge and belief, that Kalorama Capital, LLC is exempt from the reserve requirements of Rule 15c3-3 by virtue of the exemption provided by Rule 15c3-3(k)(2)(i), and that the firm met the provisions thereof throughout its most recent fiscal year, 2016, without exception.



Elizabeth Avery

Elizabeth Avery

Compliance Director